Filed by URS Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. of Subject Company: 001-12054
[The following is a presentation given by our CEO to URS Corporation and
Washington Group International employees]

➢	This is our fifth consecutive large acquisition, once again doubling the size of the company. And like all previous acquisitions it has a clear strategic purpose: Our objective is to create a diversified “single source” provider to the engineering and construction market.

➢	As you know, clients across our public and private sector markets increasingly are looking for “single source” providers to meet their complete needs. URS will become one of the few, fully-integrated E&C firms capable of serving the entire project delivery chain — from initial planning, engineering and construction of a project — to operations and maintenance.

➢	The transaction will also enhance our capabilities in the rapidly growing infrastructure and power markets:
•	In the power market, the combined company will offer a full range of integrated E&C services for coal-fired, gas and nuclear plants. The company will have one of the largest teams of nuclear scientists and engineers in our industry, enabling us to address the anticipated increase in investment in nuclear energy facilities. The combination will also enhance our leading position in the flue-gas desulphurization market.

•	In the infrastructure market, we will be positioned to meet the growing demand for fully integrated services on large-scale projects. This, combined with our network of offices throughout the country gives us a competitive advantage in the U.S. infrastructure market.
➢	We will also consolidate our position as a major federal contractor to the U.S. Departments of Energy and Defense.

➢	The combined company will be among the leaders of our industry in scale and geographic reach, with over 55,000 employees, and projects in more than 60 countries. Based on the previously issued guidance for both companies, we estimate that the combined entity would have 2007 revenues of approximately $8.8 billion.

➢	We expect that the transaction will enhance the company’s financial position, including cash flow, a subject dear to all of you. At $422 million, our combined 2006 EBITDA would have ranked us as second among publicly-traded E&C companies.

➢	And, as you know, we will have a combined backlog exceeding $11 billion to support future growth.

➢	Now given this large audience of financial professionals you will be interested in the terms of the transaction. All of the details that I shall cover are public information. Please note that I urge you to read our preliminary proxy statement/prospectus, which contains additional information about the transaction.

➢	Washington Group stockholders will receive $43.80 in cash and 0.772 shares of URS common stock for each Washington Group share.

➢	Post closing, Washington Group stockholders will own approximately 32% of URS.

➢	Financing for the cash portion of the transaction is fully committed. Last Tuesday in New York, Steve Hanks, George Juetten, Tom Hicks and I made a presentation to over 120 bankers representing about 35 banks. There is a lot of enthusiasm for the transaction given our history with debt and the attraction here versus the highly leveraged private equity buyouts.

➢	The acquisition is of course subject to the approval of both URS and Washington Group stockholders and other customary closing conditions.

➢	In early July, we received antitrust clearance under the Hart-Scott-Rodino Act. Our most recent joint preliminary proxy statement was filed on September 18, 2007, and was declared effective by the SEC yesterday.

➢	As to timing, we expect to complete the acquisition in the fourth quarter.

➢	The transaction is structured to include approximately 45% equity in the form of URS shares and approximately 55% cash. This structure will result in debt-to-total-capitalization of approximately 34%, and an estimated debt to EBITDA ratio of 3.4 times.

➢	We are very comfortable with these levels given the expected free cash flow of the combined company and our experience from past transactions in managing significantly higher debt levels.

➢	But we remain committed to de-leveraging and maintaining a strong balance sheet. As you know, we have several times demonstrated our ability to de-lever following strategic acquisitions.

➢	We expect the transaction to be accretive to cash EPS in 2008 and beyond; neutral to accretive to GAAP EPS in 2008; and accretive to GAAP EPS in 2009 and beyond.

➢	While we have not included revenue synergies expected through the acquisition, we believe the long-term growth opportunities for the combined company could be higher than the growth rates for URS and Washington Group on a stand-alone basis.

➢	All of this creates a large and impressive E&C firm that will please our customers, stockholders and employees.

➢	And while none of us underestimates the hard work that lies ahead for both companies to integrate, communicate and motivate our employees, we are greatly helped by the shared values and philosophies of URS and the Washington Group, including:
•	A service-oriented culture;

•	A conservative view towards risk;

•	A keen focus on professional development, career enhancement, work place safety; and

•	And strong corporate governance policies and dedication to financial transparency.
➢	Governance and transparency are underpinned by ethical behaviour and the codes of conduct adopted by organizations like the military, the universities, the professions and the corporations.

➢	Both URS and the Washington Group have always sought the highest ethical standards in dealing with customers, investors and employees; and both companies have embodied these principles in codes of conduct, in training, and in the expectations set by our respective leaderships.

➢	Similarly, both companies always stood for the principles behind the Sarbanes Oxley Act and the associated regulations. And both URS and Washington Group have committed every resource and effort to “best practices” in their implementation.

➢	The Washington Group guests in Tampa will have learned at first hand from their “soon-to-be” colleagues that I am committed not just to compliance with the array of regulations — but in setting an example in implementing the spirit of ethical behaviour; for financial probity; and for transparency.

➢	None of this can be achieved without the commitment and authority of the entire financial team and the energetic involvement of both company’s financial professionals.

➢	I urge you never to be swayed from these principles. If you are ever put under pressure, always take the high road. You will be supported by me, Gary Jandegian, Randy Wotring, Tom Hicks, Reed Brimhall, and Joe Masters and

the rest of the leadership team; and soon by Steve Hanks, George Juetten, Jerry Lemon and Rich Parry.

➢	Please join with me in making the new, expanded company an acknowledged leader in the way we behave and in our dealings with all of our constituencies.
Additional Information and Where to Find It
In connection with the proposed transaction, URS Corporation (“URS”) and Washington Group International (“Washington Group”) filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) on July 17, 2007, as amended, and URS intends to file a registration statement on Form S-4. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.
URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.
Forward-Looking Statements
Statements contained in this presentation that are not historical facts may constitute forward-looking statements, including statements relating to the timing of and satisfaction of conditions to our proposed merger with Washington Group International, whether any of the anticipated benefits of the merger will be realized, future revenues, future net income, future cash flows, future competitive positioning and business synergies, future market demand, future benefits to stockholders, future backlog, future debt payments and future economic and industry conditions. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties. We caution that a variety of factors could cause the Company’s business and financial results to differ materially from those expressed or implied in the Company’s forward-looking statements. These factors include, but are not limited to: an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s ability to procure government contracts; the Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s and our partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; the Company’s ability to maintain adequate insurance coverage; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; the Company’s leveraged position and ability to service the Company’s debt; the Company’s future indebtedness upon the completion or termination of the Company’s proposed merger with Washington Group International; risks associated with international operations; business activities in high security risk countries; project management and accounting software risks; terrorist and natural disaster risks; the Company’s relationships with its labor unions; the Company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in the Company’s Form 10-Q for the quarter ended June 29, 2007, and in the Company’s preliminary joint proxy statement/prospectus, filed on July 19, 2007, as amended, with the Securities and Exchange Commission (the “SEC”) as well as in other reports filed from time to time with the SEC. These forward-looking statements represent only the Company’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. The Company assumes no obligation to revise or update any forward-looking statements.